130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

October 14, 2020	No. 20-08

Avalon re-activates Lilypad Cesium-Tantalum-Lithium Project, north of Thunder Bay, ON

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to announce that it has re-activated its 100% owned Lilypad Cesium-Tantalum-Lithium Project ("Lilypad") due to increasing demand for cesium. Cesium is a rare element in growing demand for many new technologies, but with very limited supply following the cessation of production from the world's largest historical producer, the Tanco mine, near Bernic Lake, Manitoba. The Lilypad Property consists of 14 claims covering 3,108 ha located approximately 350 km north of Thunder Bay, near the community of Fort Hope in the traditional territory of the Eabametoong First Nation.

Historical work by Avalon at Lilypad in 2001-2, that was focused on defining tantalum resources, was also successful in identifying widespread occurrences of the cesium ore mineral pollucite ((Cs,Na)2Al2Si4O122H2O)  in a field of highly fractionated lithium-cesium-tantalum ("LCT") pegmatite dykes. Avalon's recent work involved a short field program to collect 200 kg of cesium mineralized pegmatite rock for study on how to efficiently concentrate the pollucite mineralization which, unlike most such occurrences, is found widely distributed throughout the many LCT pegmatite dykes on the property.

Planned follow-up work will initially involve mineralogical and analytical testwork to characterize in detail how the pollucite occurs, which will be followed by metallurgical process testwork to identify the most efficient methods for concentrating the pollucite and recovering by-product tantalum and lithium. This will include tests using the Selfrag AG electric pulse disaggregation process described in the Company's news release dated October 7, 2020.

Most of the 200 kg of sample material was collected from one occurrence known as the Pollucite Dyke. It was drilled by Avalon in 2001 and a preliminary resource was estimated in 2001 to contain roughly 340,000 tonnes grading 2.294% Cs2O and 0.037% Ta2O5* based on 9 holes drilled to a maximum vertical depth of 250 metres. The resource is open to depth and along strike for expansion. Other similar pollucite-bearing LCT pegmatite dykes on the property remain untested.

Some 75% of cesium production has been used to make cesium formate: a high density, low viscosity fluid used in deep offshore oil drilling. Cesium formate has a value of approximately US$2,200/kg and is leased to oil well drilling companies and recycled after use. Other cesium products often sell at prices from US$200-1,000/kg. Cesium has a variety of other high technology applications, including extremely accurate atomic clocks, and great potential in a range of applications in the production of electricity, in electronics, and in chemistry.

*Cautionary note: the resources described above are considered historic under NI43-101 guidelines and have not been verified by an independent QP and therefore should not be relied upon. The Company is not treating the historic estimate as a current resource.

The technical information included in this news release has been reviewed and approved by the Company's Vice President, Exploration, Dr. William Mercer, P. Geo (Ont), a Qualified Person under NI 43-101. The field program was supervised by Senior Project Geologist, Chris Pedersen.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum-Lithium Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company's project development plans, that cesoum is growing in demand with limited supply, that planned follow-up work will initially involve mineralogical and analytical testwork, which will be followed by metallurgical process testwork which will include tests using the Selfrag AG electric pulse disaggregation process and that cesium has great potential in a range of applications in the production of electricity, in electronics, and in chemistry. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.